LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


03022927

17 June 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2003
WASH., D.C. 187 SECTION

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully



Ann. E. Mantz
Company Secretary


PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL

cc. Mr. Brian Teitelbaum (Citibank)


laura
ashley

Summary Translation Letter
To the Stock Exchange of Thailand
Date June 12, 2003

SSA 225/2003

June 12, 2003

Subject: Report on the offering of warrants to purchase ordinary shares to directors, employees, and advisors for Grant II (ESOP Grant II)

To: The President
The Stock Exchange of Thailand

According to Shin Satellite Public Company Limited ("the Company") issued and offered 4,400,100 units of warrants to purchase the Company's ordinary shares to directors, employees and advisors (ESOP Grant II) at the exercise price Baht 12.84 per share on May 30, 2003, the Company would like to inform you that the warrants (ESOP Grant II) have already been issued on May 30, 2003. The summary of terms and conditions for offering ESOP Grant II are as follows;

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer
Total Number of Warrants to be Offered	4,400,100 units
Offering Price per Unit	-None-
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	Baht 12.84 per share
Issued and Offered Date	May 30, 2003

16 June 2003

Laura Ashley Holdings plc
("the Company")
AGM Statement

At today's Annual General meeting, Dr Khoo Kay Peng, Chairman of Laura Ashley announced that KC Ng, who resigned as Chief Executive Officer last month, has decided not to seek re-election to the Board.

In its preliminary results statement on 8 May 2003, the Company announced that total retail sales were flat compared to the previous year. As at the current date, this position remains broadly unchanged.

Enquiries

David Cook	Chief Financial Officer	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959



SEC MAIL
PROC
RECEIVED
JUN 18 2003
WASH. D.C.
187